Exhibit 12.1
Gaylord Entertainment Company
Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Three Months Ended March 31,
	2004	2005	2006	2007	2008	3/31/2008	3/31/2009

Fixed Charges:
Interest Expensed and Capitalized:
Interest Expense, Net of Amounts Capitalized	55,042	73,249	72,473	38,536	64,069	3,579	18,600
Capitalized Interest	5,464	2,464	10,046	42,313	16,360	15,237	419
Total interest expensed and capitalized (includes amortization of deferred financing costs)	60,506	75,713	82,519	80,849	80,429	18,816	19,019

Rent Expense	13,441	12,980	15,035	15,019	15,313	3,501	3,735
% Rent assumed to be Interest	90.57%	94.95%	94.95%	94.95%	94.95%	94.95%	94.95%

Interest component of rent	12,174	12,325	14,276	14,261	14,540	3,324	3,546

Total Fixed Charges	72,680	88,038	96,795	95,110	94,969	22,140	22,565

Earnings:
Add:
Income from continuing operations before income taxes	(92,582)	(40,902)	8,767	164,653	5,655	(9,572)	9,804
Fixed Charges	72,680	88,038	96,795	95,110	94,969	22,140	22,565
Amortization of Capitalized Interest	1,622	1,832	1,847	1,872	3,112	468	881
Less:
Capitalized Interest	(5,464)	(2,464)	(10,046)	(42,313)	(16,360)	(15,237)	(419)

Total Earnings	(23,744)	46,504	97,363	219,322	87,376	(2,201)	32,831

Ratio of Earnings to Fixed Charges	(0.33)	0.53	1.01	2.31	0.92	(0.10)	1.45

Ratio Disclosed	—	—	1.01	2.31	—	—	1.45

Earnings Needed to Cover Fixed Charges	96,424	41,534	—	—	7,593	24,341	—